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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         PREMISYS COMMUNICATIONS, INC.

                           (Name of Subject Company)

                            ZHONE TECHNOLOGIES, INC.
                            ZHONE ACQUISITION CORP.

                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   740584107

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                  MORY EJABAT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            ZHONE TECHNOLOGIES, INC.
                        7677 OAKPORT STREET, SUITE 1040
                           OAKLAND, CALIFORNIA 94621
                                 (510) 777-7000

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              SCOTT N. WOLFE, ESQ.
                                LATHAM & WATKINS
                           701 "B" STREET, SUITE 2100
                          SAN DIEGO, CALIFORNIA 92101
                           TELEPHONE: (619) 236-1234

                           CALCULATION OF FILING FEE:

            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
                 $256,474,930                                        $51,295

* For the purpose of calculating the fee only, this amount assumes the purchase of 25,647,493 shares of Common Stock, par value $.01 per share, of Premisys Communications, Inc. at $10.00 per share. Such number of shares consists of (i) 24,215,117 shares issued and outstanding as of October 15, 1999 and (ii) 1,432,376 shares reserved for issuance upon the exercise of outstanding options that were vested and exercisable with exercise prices less than $10.00 per share as of such date.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        Not applicable.                 Filing Party:  Not applicable.
Form or Registration No.:      Not applicable.                 Date Filed:    Not applicable.

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
                                 SCHEDULE 14D-1

CUSIP NO. 740584107                                            Page 2 of 7 Pages

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(1) Name of Reporting Persons:  Zhone Technologies, Inc.
    I.R.S. Identification No. of above persons (Entities Only):

    94-3333763
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(2) Check the appropriate box if a member of a group (See instructions):

                                                                         (a) / /

                                                                         (b) / /
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(3) SEC Use Only

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(4) Source of funds (See instructions):

    See Item 4.
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(5) Check box if disclosure of legal proceedings is required pursuant to Item
    2(d) or 2(e)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

    Delaware
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(7) Aggregate amount beneficially owned by each reporting person:

    See Item 6 and Item 7.
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(8) Check box if the aggregate amount in row (7) excludes certain shares (See instructions):

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented by amount in row (7):

--------------------------------------------------------------------------------

(10) Type of reporting person (See instructions):

    CO
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
                                 SCHEDULE 14D-1

CUSIP NO. 740584107                                            Page 3 of 7 Pages

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(1) Name of Reporting Persons:  Zhone Acquisition Corp.
    I.R.S. Identification No. of above persons (Entities Only):

    94-3343245
--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (See instructions):

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------

(4) Source of funds (See instructions):

    See Item 4.
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(5) Check box if disclosure of legal proceedings is required pursuant to Items
    2(d) or 2(e)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

    Texas
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

    See Item 6 and Item 7.
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in row (7) excludes certain shares (See instructions):

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in row (7):

--------------------------------------------------------------------------------

(10) Type of reporting person (See instructions):

    CO
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
                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to a tender offer by Zhone Acquisition Corp., a Texas corporation ("Purchaser") and a wholly owned subsidiary of Zhone Technologies, Inc., a Delaware corporation ("Parent"), to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Premisys Communications, Inc., a Delaware corporation (the "Company"), and all associated rights issued pursuant to the Rights Agreement dated September 18, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C. (the Associated Rights), not currently directly or indirectly owned by Purchaser or Parent, for a purchase price of $10.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this
Schedule 14D-1 as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Premisys Communications, Inc. The information set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) The class of securities to which this statement relates is the Company's Common Stock, par value $.01 per share and the Associated Rights (together, the "Shares"), and the Offer is for any and all outstanding Shares at a price of $10.00 per Share, net to the seller in cash, without interest thereon. The information set forth in the "INTRODUCTION" (the "Introduction") to the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Schedule 14D-1 is being filed jointly by Purchaser and Parent. The information set forth in the Introduction, in Section 9 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and in Annex I to the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five (5) years, none of Parent, Purchaser or, to the best of knowledge of Purchaser and Parent, any executive officer or director of Purchaser or Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or, prohibiting or mandating activities subject to federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and Purchaser"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("Merger Agreement, Company Option Agreement and Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("Merger Agreement, Company Option Agreement and Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in Section 7 ("Effects of the Offer on the Market for the Shares; Stock Quotations; Restrictions Under the Exchange Act") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and Purchaser") and Section 13 ("Merger Agreement, Company Option Agreement and Stockholders Agreement") of the Offer to Purchase and in Annex I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and Purchaser"), Section 11 ("Background of the Offer; Past Contracts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("Merger Agreement, Company Option Agreement and Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 9 ("Certain Information Concerning Parent and Purchaser") and Section 13 ("Merger Agreement, Company Option Agreement and Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Effects of the Offer on the Market for the Shares; Stock Quotations; Restrictions Under the Exchange Act") and Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (e)     None.

    (f) The information set forth in the entire Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase.

    (a)(2)  Letter of Transmittal.

    (a)(3)  Notice of Guaranteed Delivery.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Text of Press Release issued jointly by Parent, Purchaser and by the Company, dated October 21, 1999.*

    (a)(8)  Summary Advertisement, dated October 27, 1999.

    (b) Commitment Letter dated October 20, 1999 from Credit Suisse First Boston to Parent.

    (c)(1) Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of October 20, 1999.*

    (c)(2) Stockholders Agreement by and among Parent, Purchaser and certain stockholders of the Company, dated as of October 20, 1999.*

    (c)(3) Company Option Agreement by and among Parent, Purchaser and the Company, dated as of October 20, 1999.*

    (d)    Not applicable.

    (e)-(f)  Not applicable.

------------------------

* Incorporated by reference to the Current Report on Form 8-K filed October 26, 1999 by Premisys Communications, Inc.

                                   SIGNATURE

    After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 1999                                ZHONE ACQUISITION CORP.

                                                       By:                /s/ MORY EJABAT
                                                              --------------------------------------
                                                       Name:         Mory Ejabat
                                                       Title:        President and Chief Executive
                                                                     Officer

                                                       ZHONE TECHNOLOGIES, INC.

                                                       By:                /s/ MORY EJABAT
                                                              --------------------------------------
                                                       Name:         Mory Ejabat
                                                       Title:        President and Chief Executive
                                                                     Officer

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
(a)(1)                  Offer to Purchase.

(a)(2)                  Letter of Transmittal.

(a)(3)                  Notice of Guaranteed Delivery.

(a)(4)                  Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

(a)(5)                  Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.

(a)(6)                  Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(7) Text of Press Release issued jointly by Parent, Purchaser and by the Company, dated October 21, 1999.*

(a)(8)                  Summary Advertisement, dated October 27, 1999.

(b)                     Commitment Letter dated October 20, 1999 from Credit Suisse
                        First Boston to Parent.

(c)(1)                  Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of October 20, 1999.*

(c)(2) Stockholders Agreement by and among Parent, Purchaser and certain stockholders of the Company, dated as of October 20, 1999.*

(c)(3)                  Company Option Agreement by and among Parent, Purchaser and the Company, dated as of October 20, 1999.*

(d)                     Not applicable.

(e)-(f)                 Not applicable.

------------------------

* Incorporated by reference to the Current Report on Form 8-K filed October 26, 1999 by Premisys Communications, Inc.